	Strategic acquisition of Profertil drives pro forma results. Adjusted EBITDA stood at $276.7 million in 2025, $467.2 million pro forma.

12M25 Earning Release Conference Call

English Conference Call	Luxembourg, March 16, 2026 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the fiscal year 2025 ended on December 31, 2025. The financial information contained in this press release is based on consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 13 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
March 17, 2026
10 a.m. (US EST)
11 a.m. (Buenos Aires/Sao Paulo time)
3 p.m. (Luxembourg)
	Consolidated Financial Performance - Highlights				Pro forma
Zoom ID: 829 0352 1312	$ thousands	12M25	12M24	Chg %	12M25(1)	12M24(1)	Chg %
Passcode: 770388	Gross Sales (2)	1,445,904	1,476,378	(2.1)%	2,016,396	2,143,227	(5.9)%
	Adjusted EBITDA (3)	276,707	444,261	(37.7)%	467,159	723,860	(35.5)%
Investor Relations	Adjusted EBITDA Margin	20.0%	30.7%	(34.8)%	23.5%	34.2%	(31.2)%
Emilio Gnecco	Adjusted Net Income(3)	(17,983)	202,557	(108.9)%	68,658	460,069	(85.1)%
CFO	Adjusted Net Income per Share	(0.18)	2.02	(108.7)%	0.48	3.23	(85.1)%
Victoria Cabello	Adj FCF from Operations (NCFO)(3)	31,511	160,883	(80.4)%	116,259	300,680	(61.3)%
IR Officer	Net Debt(3)(4)	1,120,033	522,215	114.5%	1,120,033	n.m.	n.m.
	Net Debt/Adj EBITDA (x)	4.0x	1.2x	244.3%	2.4x	n.m.	n.m.

Email	Breakdown by Operating Segment - Adjusted EBITDA				Pro forma
ir@adecoagro.com	$ thousands	12M25	12M24	Chg %	12M25(1)	12M24(1)	Chg %
	Sugar, Ethanol & Energy	291,538	364,160	(19.9)%	291,538	364,160	(19.9)%
Website:	Fertilizers	6,094	—	n.m.	196,546	279,599	(29.7)%
www.adecoagro.com	Farming	17,817	103,000(*)	(82.7)%	17,817	103,000(*)	(82.7)%
	Corporate Expenses	(38,742)(**)	(22,899)	n.a	(38,742)(**)	(22,899)	n.a
	Total Adjusted EBITDA	276,707	444,261	(37.7)%	467,159	723,860	(35.5)%
(*) Includes gains of $15.0 million related to the sale of La Pecuaria farm in April 2024. Net of this one-off, Adjusted EBITDA was $88.0 million.
	(**) Includes $9.2 million of one-offs from Tether's tender offer for our common shares. Excluding this, Corporate Expenses were $29.5 million.

•Full year results were pressured by lower commodities prices, mixed productivity and higher costs in U.S. dollar terms.
•In mid-December we completed the acquisition of Profertil, a transformational step that significantly increases our scale and explains the year-over-year rise in expansion capex and leverage.
•Adjusted EBITDA amounted to $276.7 million in 2025. On a pro forma basis, Adjusted EBITDA was $467.2 million, below 2024 reflecting AGRO's weaker performance and 91 days without operations at the fertilizer plant.

(1) On a pro forma basis to give effect to our acquisition of Profertil on December 18, 2025, as if such event had occurred on January 1st, 2024. The unaudited pro forma consolidated financial information contained in this release is presented for illustrative purposes only and may not be an indication of what our financial position or results of operations would have been had the transaction been completed on the dates indicated. The unaudited pro forma consolidated financial information has been derived from the historical consolidated financial statements of Profertil and Adecoagro, and certain adjustments and assumptions have been made regarding the combined businesses after giving effect to the transaction. The assumptions used in preparing the unaudited pro forma consolidated financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations.
(2) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(3) Please see “Reconciliation of Non-IFRS measures” starting on page 13 for a reconciliation of Adjusted EBITDA, Adjusted Net Income, LTM Adj Free Cash Flow from Operations (NCFO), LTM Adj Free Cash Flow and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
(4) For more information on Capex, Indebtedness and Shareholder Distribution, please refer to page 4.

Profertil's acquisition: A transformational investment driving long-term value
◦In December 2025, we acquired Profertil S.A., paying approximately $1.1 billion for a 90% equity stake (the 10% balance is held by Asociación de Cooperativas Argentinas - “ACA”). We believe Profertil is a best-in-class, low-cost producer of granular urea, uniquely positioned as the sole producer in Argentina and one of the largest and most efficient in South America. With 1.3 million tons of installed capacity, the company supplies ∼60% of domestic demand and benefits from access to competitively priced natural gas, the main input in urea production, resulting in consistent cash generation over the years.
◦The acquisition was financed through a combination of existing cash, new long-term debt, equity issuance and seller financing. Adecoagro returned to the public market for the first time since its IPO (2011) with an issuance of 42 million shares (equivalent to 42% of the outstanding shares at that time) at a price of $7.25 per share, raising approximately $300 million. The equity offering was anchored by Tether, our controlling shareholder, who purchased $220 million of shares, together with Adecoagro’s Management and Friends & Family, who purchased an additional $26 million of shares.
◦Following the completion of the acquisition of Profertil S.A., the consolidated interim financial statements of the Company incorporate Profertil's income statement for a 13-day period under a new business unit named "Fertilizers", which mainly includes the manufacturing and commercialization of fertilizers. Furthermore, we provide a pro forma comparison to reflect Profertil's acquisition on a yearly basis, as if such event had occurred on January 1, 2024.
◦Profertil's fertilizer plant underwent 91 days without operations in 2025, including a 60-day scheduled maintenance which concluded in mid-December, when the Company assumed control of the operations. We expect in 2026 a recovery in results driven by a full year of operations versus 2025.
◦As a result of the acquisition, the Company reassessed and updated the Group’s internal organizational and management structure and beginning in January 2026, the Company operates in three reportable segments: ‘Sugar, Ethanol and Energy,’ ‘Fertilizers”, and ‘Food & Agriculture’. The latter now reflects an integrated business focused on agricultural and food production that were previously managed and presented through separate verticals, including Crops, Rice and Dairy. Accounting rules will require us to restate our historical financial statements as well to reflect the new segments.
Sugar, Ethanol & Energy business
Performance Highlights
◦Adjusted EBITDA reached $73.1 million during 4Q25, marking a 30.6% year-over-year decrease, while in 2025 it amounted to $291.5 million, 19.9% lower than the previous year.
▪(-) Annual crushing was down by 4.8%, totaling 12.1 million tons, driven by a lower quarterly crushing (2.3 million tons; 8.8% below 4Q24) on less effective milling days given rainy weather.
▪(+) Greater expected productivity favored by rainfall.
▪(+) Ethanol maximization (72% in 4Q25 / 58% in 2025) on greater margins compared to sugar.
▪(+/-) Higher net sales in 4Q25 on higher ethanol revenues. In 2025, despite the outperformance of ethanol, annual sales were down due to the decline in sugar prices and volumes sold.

▪(+) Cash cost totaled 12.8 cts/lb, in line with 2024, despite lower cost dilution on lower production.
Outlook
◦(+) Cane productivity has significantly recovered and thanks to our continuous harvest model, we are currently crushing cane -during Brazil's interharvest period- and maximizing ethanol production.
◦(+) Assuming normal weather, we foresee low-double-digit growth in 2026's crushing volume.
◦(-/+) As of this date, we have 49% of our 2026 sugar production hedged at an average price of 15.7 cts/lb. In terms of ethanol, we are selling our daily production and carry-over stocks to profit from the current price scenario while clearing out our tanks to have the optionality to store production, when needed.
Fertilizers business
Performance Highlights
◦Since the acquisition of Profertil on December 18, 2025, Adjusted EBITDA totaled $6.1 million. On an annual pro forma basis, 2025 Adjusted EBITDA reached $196.5 million compared to $279.6 million in 2024, primarily reflecting fewer operating days during the year, mainly impacted by planned downtime.
Outlook
◦(+) Adjusted EBITDA recovery driven by normalized operations due to a full year of activity in 2026.
◦(+) Sharp increase in urea prices due to the ongoing conflict in the Middle East region, ∼85% of our estimated sale volume remains open to market prices. Gas supply is secured while prices, which represent 60% of production costs, are fixed through medium-term contracts, positioning the business for margin expansion.
Farming business
Performance Highlights
◦Adjusted EBITDA was negative $1.4 million in 4Q25, down 136.1% versus the same period of last year, whereas on a full year basis it reached $17.8 million, marking a 82.7% year-over-year decline. Excluding the sale of La Pecuaria farm in April 2024, annual Adjusted EBITDA was down $70.1 million versus 2024.
▪(-) Mixed productivity. Record rice yields but below-average crop production.
▪(-) Lower commodity prices (between 15% to 45% depending on the product).
▪(-) Higher costs in US dollar terms.
▪(+) Higher volumes sold (8% above the prior year).
Outlook
◦(-/+) We implemented cost initiatives to improve margins, including a 22% year-over-year reduction in total planted area by not renewing leases on farms that did not meet the required return thresholds. In addition, we increased the share of rice specialties vs. commodities due to better margins; and continue to leverage our production flexibility to produce dairy products for domestic and export markets.

Capital Allocation & Uses of Cash
Capital Expenditures

				Pro forma
$ thousand	12M25	12M24	Chg %	12M25(1)	12M24(1)	Chg %
Maintenance	148,967	170,103	(12.4)%	253,422	210,331	20.5%
Expansion	789,071	104,067	658.2%	789,071	104,067	658.2%
Total	938,038	274,170	242.1%	1,042,493	314,398	231.6%
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1st, 2024.
Maintenance capex amounted to $149.0 million in 2025, marking a 12.4% year-over-year decrease. The reduction was primarily driven by lower agricultural machinery renewals in our SE&E business due to a more upgraded fleet (e.g. two-row harvesters). On a pro forma basis, maintenance capex was $253.4 million, 20.5% higher than in 2024, mainly reflecting the planned turnaround at the fertilizer plant, which entailed an additional investment of $77.2 million above its recurrent maintenance level.
Expansion capex totaled $789.1 million in 2025, of which $676.0 million was related to the acquisition of a 90% stake in Profertil. The remaining balance to complete the transaction value (∼$400 million of the total $1.1 billion) will be paid during 1H26. Excluding this, expansion capex was $113.1 million, mostly related to (i) expansion planting and the increase of our biomethane production in our SE&E business; together with (ii) new agricultural equipment and the development of croppable land for our Rice production.
Indebtedness

				Pro forma
$ thousand	12M25	12M24	Chg %	12M25(1)
Short-term debt	213,088	99,551	114.0%	213,088
Long-term debt	1,379,921	680,005	102.9%	1,379,921
Gross Debt	1,593,009	779,556	104.3%	1,593,009
Cash & Equivalents	383,150	211,244	81.4%	383,150
Short-term Investments	89,826	46,097	94.9%	89,826
Net Debt	1,120,033	522,215	114.5%	1,120,033
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1st, 2025.
As of December 31, 2025, Adecoagro's net debt amounted to $1.1 billion, representing a 114.5% year-over-year increase, primarily driven by the recent acquisition of a 90% equity stake in Profertil; together with lower consolidated results, which reduced the Company's cash generation. Including the ∼$400 million balance from Profertil's acquisition to be paid in installments during 1H26, Adecoagro's net debt position increases to ∼$1.5 billion and its net leverage ratio to 3.3x.
Going forward, we intend to reduce our leverage ratio driven by higher expected Adjusted EBITDA generation, mainly from our Fertilizers and Farming businesses; together with a revision of our capital allocation strategy.

Shareholder Distribution
Each year, we review our shareholder distribution program based on prior-year cash generation and capital allocation priorities. Accordingly, during 2025 we distributed $45.2 million, through a combination of $35 million in cash dividends and $10.2 million in share buybacks. Our Board of Directors approved cash dividends totaling $35 millions for 2026, payable in two equal installments of $17.5 million each, in or about May and November 2026, subject to shareholder approval at the April 15th Annual Meeting.

Sugar, Ethanol & Energy

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	4Q25	4Q24	Chg %	12M25	12M24	Chg %
Milling
Sugarcane Milled	tons	2,348,376	2,575,641	(8.8)%	12,145,212	12,762,597	(4.8)%
Own Cane	tons	2,113,128	2,441,170	(13.4)%	10,970,267	11,668,117	(6.0)%
Third Party Cane	tons	235,248	134,471	74.9%	1,174,945	1,094,480	7.4%
Production
TRS Equivalent Produced	tons	326,716	352,722	(7.4)%	1,622,478	1,771,500	(8.4)%
Sugar	tons	82,002	175,910	(53.4)%	600,383	832,389	(27.9)%
Ethanol	M3	142,450	98,955	44.0%	588,004	532,715	10.4%
Hydrous Ethanol	M3	111,835	58,109	92.5%	460,168	416,147	10.6%
Anhydrous Ethanol (1)	M3	30,615	40,846	(25.0)%	127,835	116,568	9.7%
Sugar mix in production	%	28%	55%	(48.6)%	42%	52%	(20.3)%
Ethanol mix in production	%	72%	45%	60.0%	58%	48%	22.1%
Energy Exported (sold to grid)	MWh	167,937	179,541	(6.5)%	676,389	743,488	(9.0)%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	71.5	69.7	2.6%	55.7	58.3	(4.4)%
Agricultural Metrics
Harvested area	Hectares	23,065	39,343	(41.4)%	161,521	167,246	(3.4)%
Yield	tons/hectare	92	62	47.2%	68	70	(2.5)%
TRS content	kg/ton	131	132	(0.2)%	127	132	(3.7)%
Area
Sugarcane Plantation	hectares	228,640	212,996	7.3%	228,640	212,996	7.3%
Expansion Area	hectares	808	4,755	(83.0)%	15,644	14,249	9.8%
Renewal Area	hectares	4,400	3,940	11.7%	20,268	21,730	(6.7)%
(1) Does not include 8,057 and 19,262 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 4Q25 and 12M25, respectively. Nor 4,360 and 13,313 cubic meters of hydrous ethanol that were dehydrated during 4Q24 and 12M24, respectively.

Despite good cane availability, crushing volume totaled 12.1 million tons in 2025, marking a 4.8% decrease versus the previous year. This was explained by (i) a slower crushing pace during 1H25 -as expected-, together with (ii) a reduction in effective milling days during 4Q25 due to above average rainfall (33% higher than the 16-year average). Due to the latter, our quarterly crushing volume was down 8.8% year-over-year, negatively impacting our expectations for a strong 2H25 crushing. In terms of productivity, annual yields and TRS content were down 2.5% and 3.7% year-over-year, respectively, impacted by unfavorable weather events. Focusing on the quarter, our average yield stood at 92 tons/ha, marking a 47.2% year-over-year increase favored by the rains received, whereas TRS content remained in line at 131 kg/ton.
During the quarter, ethanol prices traded at a premium to sugar in Mato Grosso do Sul (17% in the case of hydrous and 35% for anhydrous). Thus, we maximized ethanol production, achieving a 72% mix, compared to the 45% mix reached in 2024, year in which we maximized sugar production. This high degree of flexibility constitutes one of our most important competitive advantages, since it allows us to make more efficient use of our fixed assets and profit from higher relative prices. Within our ethanol production, we continued to prioritize hydrous ethanol over anhydrous. On a full-year basis, our production mix stood at 42%/58% sugar/ethanol as we maximized the production of sugar during the first semester and then switched to ethanol as global sugar prices started to decline while ethanol prices saw an upward trend. Consequently, total volume produced for sugar was 27.9% below year-over-year, whereas ethanol production was 10.4% higher year-over-year, despite the 8.4% drop in total TRS equivalent produced.
Exported energy during the quarter totaled 168 thousand MWh, 6.5% lower compared to 4Q24, explained by the decline in crushing, while our cogeneration efficiency stood at 71.5 KWh sold per ton of cane crushed, 2.6% above the previous year. On an annual basis, we exported a total of 676 thousand MWh to the grid.

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	4Q25	4Q24	Chg %	4Q25	4Q24	Chg %	4Q25	4Q24	Chg %
Sugar (tons) (6)	57,393	101,624	(43.5)%	154,507	214,079	(27.8)%	371	475	(21.7)%
Ethanol (cubic meters)	116,675	63,686	83.2%	230,732	147,011	56.9%	506	433	16.7%
Hydrous Ethanol (cubic meters)	93,252	41,473	124.8%	189,672	100,946	87.9%	492	411	19.7%
Anhydrous Ethanol (cubic meters)	23,423	22,213	5.4%	41,060	46,065	(10.9)%	570	482	18.3%
Energy (Mwh) (2)	11,131	10,094	10.3%	241,328	235,957	2.3%	46	43	7.8%
CBios	798	2,465	(67.6)%	145,768	196,754	(25.9)%	5	13	(56.3)%
Others (5)	6	2	200.0%	6	2	200.0%	1,000	1,000	—%
TOTAL (3)	186,003	177,871	4.6%
Cover Crops (tons) (4)	46	—	—%	253	—	—%	—	—	—%
TOTAL NET SALES (1)	186,049	177,871	4.6%

NET SALES BREAKDOWN	12M25	12M24	Chg %	12M25	12M24	Chg %	12M25	12M24	Chg %
Sugar (tons) (6)	266,087	390,751	(31.9)%	655,227	845,807	(22.5)%	406	462	(12.1)%
Ethanol (cubic meters)	309,543	242,854	27.5%	642,025	550,322	16.7%	482	441	9.3%
Hydrous Ethanol (cubic meters)	233,116	162,466	43.5%	498,624	381,982	30.5%	468	425	9.9%
Anhydrous Ethanol (cubic meters)	76,427	80,388	(4.9)%	143,401	168,340	(14.8)%	533	478	11.6%
Energy (Mwh) (2)	33,982	30,485	11.5%	819,658	844,686	(3.0)%	41	36	14.9%
CBios	6,156	8,513	(27.7)%	712,190	601,426	18.4%	9	14	(38.9)%
Others (5)	348	558	(37.6)%	366	562	(34.9)%	951	993	(4.2)%
TOTAL (3)	616,116	673,161	(8.5)%
Cover Crops (tons) (4)	8,483	6,447	31.6%	24,638	16,698	47.6%	344	386	(10.8)%
TOTAL NET SALES (1)	624,599	679,608	(8.1)%

HIGHLIGHTS - $ thousand	4Q25	4Q24	Chg %	12M25	12M24	Chg %
Net Sales (1)	186,049	177,871	4.6%	624,599	679,608	(8.1)%
Adjusted EBITDA	73,120	105,289	(30.6)%	291,538	364,160	(19.9)%
Adjusted EBITDA Margin	39.3%	59.2%	(33.6)%	46.7%	53.6%	(12.9)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Does not include the sale of soybean, corn and beans planted as cover crop; (4) Correspond to the sale of soybean and corn planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill. (6) Includes $7.5 million (21,376 tons) and $13.2 million (37,365 tons) of sugar sales from third parties.

Adjusted EBITDA during 4Q25 was $73.1 million, 30.6% lower than the same period of last year. Despite the increase in sales and the year-over-year improvement in the mark-to-market of our biological assets, results were negatively impacted by (i) lower year-over-year gains in the mark-to-market of our commodity hedge position; coupled with (ii) a year-over-year increase in selling expenses on higher taxes due to higher volumes of ethanol sold and (iii) a lower year-over-year tax credit recognition.
On a full year basis, Adjusted EBITDA amounted to $291.5 million, presenting an 19.9% decrease versus last year. Despite year-over-year gains in the mark-to-market of our biological assets on greater expected cane productivity, lower EBITDA generation was explained by the aforementioned negative drivers, combined with lower revenues given a year-over-year decline in sugar sales.
Net sales reached $186.0 million during 4Q24, marking a 4.6% year-over-year increase due to higher selling volumes and prices of ethanol. On the other hand, annual net sales amounted to $624.6 million, 8.1% lower versus 2024. The year-over-year increase in ethanol sales, was fully offset by a decrease in sugar sales.
Lower sugar sales, both quarterly and annual, were fully explained by a decline in global prices, together with a decrease in sugar production due to (i) lower year-over-year crushing and TRS content; together with (ii) our strategy to switch to ethanol maximization during 2H25 given better margin.
Ethanol sales presented a 83.2% and 27.5% year-over-year increase during 4Q25 and 2025, respectively. This was driven by the combination of higher volume due to the switch in our production mix and our commercial strategy. Throughout the year, we strategically sold our production and carry-over stocks from the previous year (equivalent to 31% of 2024's production) in order to profit from peaks in prices, while taking advantage of our large storage capacity to store our production when prices were low.
We sold $798 thousand worth of CBios during the quarter, marking a 67.6% year-over-year decline. During 2025, we sold 712,190 CBios, amounting to $6.2 million.
Net sales of energy presented a year-over-year increase during both 4Q25 and 2025. This was fully explained by a 7.8% and 14.9% year-over-year increase in the average selling price, as we complied with our long-term contracts as well as profit from the peaks in spot prices.

PRODUCTION COSTS(1)	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	4Q25	4Q24	Chg %	4Q25	4Q24	Chg %
Industrial costs	24,323	22,138	9.9%	3.7	3.1	20.8%
Industrial costs	15,506	18,018	(13.9)%	2.4	2.5	(5.4)%
Cane from 3rd parties	8,817	4,120	114.0%	1.4	0.6	135.2%
Agricultural costs	73,544	88,991	(17.4)%	11.3	12.5	(9.2)%
Harvest costs	22,205	34,961	(36.5)%	3.4	4.9	(30.2)%
Cane depreciation	11,539	23,415	(50.7)%	1.8	3.3	(45.8)%
Agricultural Partnership Costs	8,021	8,267	(3.0)%	1.2	1.2	6.6%
Maintenance costs	31,779	22,348	42.2%	4.9	3.1	56.3%
Total Production Costs	97,867	111,129	(11.9)%	15.1	15.6	(3.2)%
Depreciation & Amortization PP&E	(28,709)	(47,025)	(38.9)%	(4.4)	(6.6)	(32.9)%
Total Production Costs (excl D&A)(2)	69,158	64,104	7.9%	10.6	9.0	18.6%

PRODUCTION COSTS(1)	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	12M25	12M24	Chg %	12M25	12M24	Chg %
Industrial costs	103,869	113,893	(8.8)%	3.2	3.2	(0.5)%
Industrial costs	65,454	74,258	(11.9)%	2.0	2.1	(3.8)%
Cane from 3rd parties	38,415	39,635	(3.1)%	1.2	1.1	5.8%
Agricultural costs	331,940	362,754	(8.5)%	10.2	10.2	(0.2)%
Harvest costs	112,004	138,066	(18.9)%	3.4	3.9	(11.5)%
Cane depreciation	81,818	97,890	(16.4)%	2.5	2.7	(8.8)%
Agricultural Partnership Costs	37,720	46,746	(19.3)%	1.2	1.3	(12.0)%
Maintenance costs	100,398	80,052	25.4%	3.1	2.2	36.8%
Total Production Costs	435,809	476,647	(8.6)%	13.3	13.4	(0.2)%
Depreciation & Amortization PP&E	(148,710)	(189,007)	(21.3)%	(4.6)	(5.3)	(14.2)%
Total Production Costs (excl D&A)(2)	287,100	287,640	(0.2)%	8.8	8.1	8.9%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold. (2) Excludes the recognition of PIS/COFINS tax credits generated during 2025 and 4Q24.

Total production costs excluding depreciation and amortization reached 10.6 cts/lb and 8.8 cts/lb in 4Q25 and 2025, respectively, marking an increase versus the prior periods. Despite a decline in harvests costs on higher efficiencies within our operations, overall increase was driven by (i) a decline in total TRS equivalent produced on lower crushing and TRS content, together with (ii) higher maintenance costs due to additional crop treatment in some areas to improve productivity given the dry weather and frost event experienced in 2025; (iii) higher sourcing from third-party cane and (iv) the appreciation of the Brazilian Real.

TOTAL COST OF PRODUCTION	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	12M25	12M24	Chg %	12M25	12M24	Chg %
Total Production Cost (excl. D&A)	287,100	287,640	(0.2)%	8.8	8.1	8.9%
Maintenance Capex	133,191	157,573	(15.5)%	4.1	4.4	(7.3)%
SG&A	66,225	69,493	(4.7)%	2.0	2.0	2.6%
Cogeneration	(26,540)	(26,748)	(0.8)%	(0.8)	(0.8)	6.6%
Tax Recovery	(42,178)	(36,992)	14.0%	(1.3)	(1.0)	25.2%
Total Cash Cost(1)	417,798	450,967	(7.4)%	12.8	12.7	1.1%
(1) Excludes the recognition of PIS/COFINS tax credits generated during 2025 and 4Q24.
Total cash cost reflects, on a cash basis, how much it costs us to produce one pound of sugar and ethanol (in sugar equivalent). Maintenance capex is included in the calculation since it is a recurring investment, necessary to maintain the productivity of the sugarcane plantation. Energy is deemed as a by-product and thus deducted from total costs, while the tax recovery line item includes the ICMS tax incentive that the state of Mato Grosso do Sul granted us until 2032.
Total cash cost on a per pound basis stood at 12.8 cts/lb, in line with the prior year. This is explained by lower maintenance capex incurred during 2025 due to a more efficient upgrade of our machinery (such as two-line harvesters replacing one-line harvesters), coupled with an increase in tax recovery on higher ethanol sales. These, in turn, fully offset the lower cost dilution given the lower production. All of our efforts are devoted to further enhance efficiencies to continue reducing total cash cost. As we continue ramping up operations in our cluster, cash cost will continue its downward trend as more fixed costs will be diluted.

Farming

HIGHLIGHTS - $ thousand	4Q25	4Q24	Chg %	12M25	12M24	Chg %
Crops	66,677	61,063	9.2%	247,516	236,128	4.8%
Rice	42,430	49,163	(13.7)%	217,084	248,198	(12.5)%
Dairy	69,695	74,850	(6.9)%	293,289	284,098	3.2%
Gross Sales	178,802	185,076	(3.4)%	757,889	768,424	(1.4)%

Crops	179	(3,196)	n.a	(17,960)	19,092	(194.1)%
Rice	(3,575)	(1,214)	n.a	10,173	50,185	(79.7)%
Dairy	2,021	8,219	(75.4)%	25,604	33,723	(24.1)%
Adjusted EBITDA	(1,375)	3,809	(136.1)%	17,817	103,000	(82.7)%
Adjusted EBITDA Margin	n.m.	2.1%	n.m.	2.4%	13.4%	(82.5)%
Gross sales totaled $178.8 million and $757.9 million in 4Q25 and 2025, respectively, in line with the previous year. Despite higher volumes sold of most of our products, these were more than offset by lower commodity prices across our portfolio. In addition, lower Adjusted EBITDA generation was also explained by higher costs in U.S. dollar terms and mixed productivity. Excluding the sale of La Pecuaria Farm conducted during 2Q24, Adjusted EBITDA was down $70.1 million during 2025 compared to the previous year.
In Crops, the negative performance reported in 2025 was fully driven by a combination of (i) lower prices for most of our grains, (ii) below average productivity during the 2024/25 harvest season; and (iii) higher costs in in U.S. dollar terms.
Despite record productivity in Rice, results were more than offset by a sharp decline in prices throughout the year, compared to outlier prices captured during 2024 (from $953/ton in 1Q24 to $527/ton in 4Q25; down 44.7%); together with higher costs in U.S. dollar terms.
In Dairy, we achieved a new record in milk processing, which in turn enabled us to significantly increase the amount of liters sold (mainly fluid milk). Nevertheless, the mixed performance in prices and higher costs in U.S. dollar terms were the main drivers towards the year-over-year decline in results.

4Q25 Market Highlights
◦During 4Q25, global sugar prices traded at low levels due to (i) stronger output in Brazil's Center-South region, (ii) improved prospects for the Northern hemisphere crops, and (iii) short funds position. Brazil’s harvest pace decelerated due to the beginning of the interharvest period, while the sugar mix declined as higher ethanol prices encouraged mills to switch its mix. Still, production levels remained significant, exceeding market consensus. Weather continued relatively stable, given La Niña's limited impact. In India, the new crop advanced in a strong pace, with output from all the major states being above last year. Thailand experienced a slower beginning, but consensus still points to a recovery versus the prior year. In addition to the increase in global supply, the market continued to be weighed down by funds’ short positioning and fragile macro backdrop adding further volatility.
◦Ethanol prices experienced an upward trend during 4Q25, supported by tighter supply amid the beginning of the interharvest period and historically low stock levels. According to ESALQ, hydrous and anhydrous ethanol prices were 6.9% and 5.7% higher quarter-over-quarter, respectively, while these registered an increase of 9.7% and 12.3% year-over-year. Parity at the pump also increased. UNICA (Brazil's sugarcane industry association) reported that sales of hydrous declined 7.1% compared to 4Q24, while anhydrous ethanol rose by 5.4%. With inventories at multi-year lows and a strong demand outlook, market fundamentals point out to resilient price support towards the end of the crop year.
◦In 4Q25, energy spot prices in the southeast region of Brazil were 22% higher year-over-year and 55% higher compared to 3Q25. Lower precipitations observed during the quarter explain the price increase. Southeast reservoir levels stood at 42% during December, the lowest level for this month since 2011.
◦International urea prices remained strong during 2025 due to (i) ongoing geopolitical tensions (mainly in the Middle East region); coupled with (ii) anticipated demand from Europe ahead of the implementation of the Carbon Border Adjustment Mechanism in January 2026. In Argentina, local demand totaled 2.4 million tons, 6.5% higher than in 2024, driven by a larger planted area.
◦During 4Q25, global grain prices experienced strong volatility explained by trade tensions between the United States and China, which disrupted traditional trade flows and pressured on international soybean prices. In Argentina, domestic prices came down due to the strong harvest flow from the winter crop, which increased short-term supply and limited spot market strength. In the meanwhile, the temporary suspension of export taxes on soybean triggered a sharp upward adjustment in prices, supporting both spot values and forward positions, particularly the May 2026 contract.
◦The market for rice found some stability during 4Q25 as (i) some big players demanded rice; and (ii) Thai rice prices improved after talks of an agreement with China. Nevertheless, the global S&D for 2026 still shows a very comfortable situation, thus buyers are not buying in advance and sellers are pushing for demand. South American rice prices continue to decline as the new crop is closer to be harvested and the old stocks are looking for destination. Despite an 8% year-over-year drop in area and lower expected yields, the market will be well supplied at least during 2026, unless prices get competitive versus Asia.
◦During 4Q25, global raw milk production continued growing steadily. Consequently, the market remained imbalanced, leading to a strong decrease in dairy prices, especially butter, but also impacting all dairy commodity prices. In the case of Argentina, raw milk production ended up 12% higher in 2025 compared to the prior year, thus impacting domestic prices due to strong competition. On the other hand, export volumes in liters equivalent reached a new peak after 5 years.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan and expected shareholder distributions; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; and (xvii) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
•Adjusted Free Cash Flow from Operations
•Adjusted Free Cash Flow
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. Effective for the third quarter ended September 30, 2024, we changed our definition of Adjusted Consolidated EBITDA and Adjusted Segment EBITDA to exclude any charges related to impairments. We did not have any impairment or disposal charges for any of the previous periods presented.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. Effective for the third quarter ended September 30, 2024, we changed our definition of Adjusted Consolidated EBIT and Adjusted Segment EBIT to exclude any charges related to impairments. We did not have any impairment or disposal charges for any of the previous periods presented.

We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 18.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments (namely US-Treasury Bills use as collateral of short-term borrowings). This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.
Adjusted Net Income
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME				Pro forma(1)
$ thousands	12M25	12M24	Chg %	12M25	12M24	Chg %
Profit for the period	(6,759)	92,101	(107.3)%	61,149	320,250	(80.9)%
Foreign exchange losses/(gains), net	(5,826)	37,569	(115.5)%	12,907	66,932	(80.7)%
Cash flow hedge - transfer from equity	—	28,650	(100.0)%	—	28,650	(100.0)%
Inflation accounting effects	9,209	(2,421)	n.a	9,209	(2,421)	n.a
Net results from Fair Value adjustment of Investment Property	(3,312)	23,375	(114.2)%	(3,312)	23,375	(114.2)%
(Insurance recovery)/Impairment of assets destroyed by fire	(11,295)	14,259	(179.2)%	(11,295)	14,259	(179.2)%
Revaluation surplus of farmland sold	—	9,024	(100.0)%	—	9,024	(100.0)%
Adjusted Net Income	(17,983)	202,557	(108.9)%	68,658	460,069	(85.1)%
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1st, 2024.
Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.
We define Adjusted Free Cash Flow as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations -excluding the net of the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries; less (v) lease payments; less (vi) dividends paid to noncontrolling interest, plus (vii) the net of acquisition/disposal of short-term investments net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, and less (viii) other financial income derived from gains on bond arbitrage transactions. We define Adjusted Free Cash Flow from Operations as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations -excluding the net of the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments; less (vi) dividends paid to noncontrolling interest, plus (vii) the net acquisition/disposal of short-term investment net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (viii) expansion capital expenditures, less (ix) other financial income derived from gains on bond arbitrage transactions.
Expansion capex is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures ("maintenance capex") as the necessary investments in order to maintain the current level of productivity both at an agricultural and at an industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation activities that is included under cash from financing activities pursuant to IFRS.
We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.
We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company's business and financing activities after paying for recurrent items including interest, taxes and maintenance capex. We believed this metric is relevant in evaluating the overall performance of our business.
Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated cash flows from operating activities, net increase (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

ADJUSTED FREE CASH FLOW SUMMARY				Proforma(3)
$ thousands	2025	2024	Chg %	2025	2024	Chg %
Net cash generated from operating activities (1)	299,889	431,128	(30.4)%	480,594	617,514	(22.2)%
Net cash used in investing activities(1)	(919,486)	(224,292)	n.a.	(912,731)	(171,786)	n.a.
Interest paid(1)	(47,279)	(34,024)	n.a.	(54,306)	(38,304)	n.a.
Expansion capex reversal	789,071	104,067	658.2%	789,071	104,067	658.2%
Lease payments	(103,945)	(98,478)	n.a.	(107,023)	(99,359)	n.a.
Dividends paid to non-controlling interest	(95)	(736)	n.a.	(95)	(736)	n.a.
Other financial income(1)	(5,890)	(238)	n.a.	(5,890)	(238)	n.a.
Short-term investments	19,246	(16,544)	n.a.	(73,361)	(110,478)	n.a.
Adjusted Free Cash Flow from Operations (NCFO)(2)	31,511	160,883	(80.4)%	116,259	300,680	(61.3)%
Expansion Capex	(789,071)	(104,067)	n.a.	(789,071)	(104,067)	n.a.
Adjusted Free Cash Flow(2)	(757,560)	56,816	(1433.3)%	(672,812)	196,613	(442.2)%
(1) Net of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries; (2) Please refer to "Reconciliation of Non-IFRS measures" starting on page 13 for a definition of Adjusted Free Cash Flow from Operations and Adjusted Free Cash Flow. (3) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1st, 2024.

RECONCILIATION - ADJUSTED FREE CASH FLOW				Proforma(1)
$ thousands	2025	2024	Chg %	2025	2024	Chg %
Net increase/(decrease) in cash and cash equivalents	171,348	(177,234)	n.a.	166,910	(176,934)	n.a.
Interest paid	(48,712)	(24,629)	n.a.	(55,739)	(28,909)	n.a.
Lease payments	(103,945)	(98,478)	n.a.	(107,023)	(99,359)	n.a.
Dividends paid to non-controlling interest	(95)	(736)	n.a.	(95)	(736)	n.a.
Restricted short-term investments	17,419	(14,510)	n.a.	(75,188)	(108,444)	n.a.
Cash flow from financing activities	(785,774)	274,000	(386.8)%	(593,875)	512,592	(215.9)%
Other financial income	(5,890)	(238)	n.a.	(5,890)	(238)	n.a.
IAS 29 & IAS 21 Effect for Investing Activities	3,458	7,273	(52.5)%	3,458	7,273	(52.5)%
IAS 29 & IAS 21 Effect for Operating Activities	(8,629)	102,797	(108.4)%	(8,629)	102,797	(108.4)%
IAS 29 & IAS 21 Effect for Acquisition of Short-term Investments	1,827	(2,034)	n.a.	1,827	(2,034)	n.a.
IAS 29 & IAS 21 Effect for Interest Paid	1,433	(9,395)	n.a.	1,433	(9,395)	n.a.
Adjusted Free Cash Flow	(757,560)	56,816	(1433.3)%	(672,812)	196,613	(442.2)%
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1st, 2024.

RECONCILIATION - ADJUSTED FREE CASH FLOW FROM OPERATIONS				Proforma(1)
$ thousands	2025	2024	Chg %	2025	2024	Chg %
Net increase/(decrease) in cash and cash equivalents	171,348	(177,234)	n.a.	166,910	(176,934)	n.a.
Expansion Capex	789,071	104,067	658.2%	789,071	104,067	658.2%
Interest Paid	(48,712)	(24,629)	n.a.	(55,739)	(28,909)	n.a.
Lease Payments	(103,945)	(98,478)	n.a.	(107,023)	(99,359)	n.a.
Dividends paid to non-controlling interest	(95)	(736)	n.a.	(95)	(736)	n.a.
Restricted short-term investments	17,419	(14,510)	n.a.	(75,188)	(108,444)	n.a.
Cash flow from financing activities	(785,774)	274,000	(386.8)%	(593,875)	512,592	(215.9)%
Other financial income	(5,890)	(238)	n.a.	(5,890)	(238)	n.a.
IAS 29 & IAS 21 Effect for Investing Activities	3,458	7,273	(52.5)%	3,458	7,273	(52.5)%
IAS 29 & IAS 21 Effect for Operating Activities	(8,629)	102,797	(108.4)%	(8,629)	102,797	(108.4)%
IAS 29 & IAS 21 Effect for Acquisition of Short-term Investments	1,827	(2,034)	n.a.	1,827	(2,034)	n.a.
IAS 29 & IAS 21 Effect for Interest Paid	1,433	(9,395)	n.a.	1,433	(9,395)	n.a.
Adjusted Free Cash Flow from operations (NCFO)	31,511	160,883	(80.4)%	116,259	300,680	(61.3)%
(1) Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1st, 2024.

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	12M25					12M24
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Farming	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Farming	Corp Exp	Total
Sales of goods and services rendered	656,868	31,147	757,889	—	1,445,904	707,954	—	768,424	—	1,476,378
Cost of goods sold and services rendered	(482,747)	(22,184)	(690,368)	—	(1,195,299)	(498,840)	—	(663,945)	—	(1,162,785)
Initial recog. and changes in FV of BA and agricultural produce	59,024	—	38,497	—	97,521	41,166	—	88,666	—	129,832
Gain from changes in NRV of agricultural produce after harvest	(609)	—	7,342	—	6,733	554	—	(26,394)	—	(25,840)
Margin on Manufacturing and Agricultural Act. Before Opex	232,536	8,963	113,360	—	354,859	250,834	—	166,751	—	417,585
General and administrative expenses	(27,152)	(1,766)	(56,933)	(40,149)	(126,000)	(25,179)	—	(47,416)	(25,452)	(98,047)
Selling expenses	(71,988)	(3,506)	(88,109)	(380)	(163,983)	(73,804)	—	(75,689)	736	(148,757)
Other operating income, net	9,432	(519)	17,884	(256)	26,541	23,303	—	(15,272)	294	8,325
Share of gain/(loss) of joint ventures	—	—	—	—	—	—	—	—	—	—
Profit from Operations Before Financing and Taxation	142,828	3,172	(13,798)	(40,785)	91,417	175,154	—	28,374	(24,422)	179,106
Net results from Fair value adjustment of Investment property	—	—	(3,366)	—	(3,366)	—	—	18,725	—	18,725
Transfer of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	9,024	—	9,024
(Insurance recovery)/Impairment of assets destroyed by fire	—	—	(11,353)	—	(11,353)	—	—	14,162	—	14,162
Adjusted EBIT	142,828	3,172	(28,517)	(40,785)	76,698	175,154	—	70,285	(24,422)	221,017
(-) Depreciation and Amortization	148,710	2,922	46,334	2,043	200,009	189,006	—	32,715	1,523	223,244
Adjusted EBITDA	291,538	6,094	17,817	(38,742)	276,707	364,160	—	103,000	(22,899)	444,261
Reconciliation to Profit/(Loss)
Adjusted EBITDA					276,707					444,261
(+) Depreciation and Amortization					(200,009)					(223,244)
(+) Financial result, net					(101,238)					(147,212)
(+) Net results from Fair value adjustment of Investment property					3,366					(18,725)
(+) (Insurance recovery)/Impairment of assets destroyed by fire					11,353					(14,162)
(+) Revaluation surplus of farmland sold					—					(9,024)
(+) Income Tax (Charge)/Benefit					174					57,015
(+) Translation Effect (IAS 21)					2,888					3,192
Profit/(Loss) for the Period					(6,759)					92,101

Pro forma basis to give effect to Profertil's acquisition, as if such event had occurred on January 1st, 2024.

RECONCILIATION TO ADJUSTED EBITDA & PROFIT/LOSS	12M25					12M24
$ thousands	Sugar, Ethanol & Energy	Fertilizers	Farming	Corp Exp	Total	Sugar, Ethanol & Energy	Fertilizers	Farming	Corp Exp	Total
Sales of goods and services rendered	656,868	601,639	757,889	—	2,016,396	707,954	666,849	768,424	—	2,143,227
Cost of goods sold and services rendered	(482,747)	(351,032)	(690,368)	—	(1,524,147)	(498,840)	(322,408)	(663,945)	—	(1,485,193)
Initial recog. and changes in FV of BA and agricultural produce	59,024	—	38,497	—	97,521	41,166	—	88,666	—	129,832
Gain from changes in NRV of agricultural produce after harvest	(609)	—	7,342	—	6,733	554	—	(26,394)	—	(25,840)
Margin on Manufacturing and Agricultural Act. Before Opex	232,536	250,607	113,360	—	596,503	250,834	344,441	166,751	—	762,026
General and administrative expenses	(27,152)	(32,728)	(56,933)	(40,149)	(156,962)	(25,179)	(32,351)	(47,416)	(25,452)	(130,398)
Selling expenses	(71,988)	(61,831)	(88,109)	(380)	(222,308)	(73,804)	(79,854)	(75,689)	736	(228,611)
Other operating income, net	9,432	(6,723)	17,884	(256)	20,337	23,303	666	(15,272)	294	8,991
Profit from Operations Before Financing and Taxation	142,828	149,324	(13,798)	(40,785)	237,569	175,154	232,901	28,374	(24,422)	412,007
Net results from Fair value adjustment of Investment property	—	—	(3,366)	—	(3,366)	—	—	18,725	—	18,725
Transfer of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	9,024	—	9,024
(Insurance recovery)/Impairment of assets destroyed by fire	—	—	(11,353)	—	(11,353)	—	—	14,162	—	14,162
Adjusted EBIT	142,828	149,324	(28,517)	(40,785)	222,850	175,154	232,901	70,285	(24,422)	453,918
(-) Depreciation and Amortization	148,710	47,222	46,334	2,043	244,309	189,006	46,698	32,715	1,523	269,942
Adjusted EBITDA	291,538	196,546	17,817	(38,742)	467,159	364,160	279,599	103,000	(22,899)	723,860
Reconciliation to Profit/(Loss)
Adjusted EBITDA					467,159					723,860
(+) Depreciation and Amortization					(244,309)					(269,942)
(+) Financial result, net					(127,870)					(149,914)
(+) Net results from Fair value adjustment of Investment property					3,366					(18,725)
(+) (Insurance recovery)/Impairment of assets destroyed by fire					11,353					(14,162)
(+) Revaluation surplus of farmland sold					—					(9,024)
(+) Income Tax (Charge)/Benefit					(51,439)					54,965
(+) Translation Effect (IAS 21)					2,888					3,192
Profit/(Loss) for the Period					61,149					320,250

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	4Q25	4Q24	Chg %	12M25	12M24	Chg %
Revenue	415,936	374,220	11.1%	1,427,734	1,518,907	(6.0)%
Cost of revenue	(337,089)	(297,905)	13.2%	(1,178,507)	(1,198,715)	(1.7)%
Initial recognition and Changes in fair value of biological assets and agricultural produce	18,131	21,779	(16.8)%	95,610	143,081	(33.2)%
Changes in net realizable value of agricultural produce after harvest	(1,155)	(8,984)	(87.1)%	6,439	(28,437)	(122.6)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	95,823	89,110	7.5%	351,276	434,836	(19.2)%
General and administrative expenses	(32,108)	(24,922)	28.8%	(122,122)	(103,880)	17.6%
Selling expenses	(49,818)	(37,971)	31.2%	(161,134)	(153,482)	5.0%
Other operating income, net	14,222	21,329	(33.3)%	26,285	4,824	444.9%
Profit from operations	28,119	47,546	(40.9)%	94,305	182,298	(48.3)%
Finance income	10,069	7,644	31.7%	35,105	16,808	108.9%
Finance costs	(48,030)	(60,379)	(20.5)%	(127,134)	(166,441)	(23.6)%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	(3,180)	4,332	(173.4)%	(9,209)	2,421	(480.4)%
Financial results, net	(41,141)	(48,403)	(15.0)%	(101,238)	(147,212)	(31.2)%
Profit before income tax	(13,022)	(857)	1,419.5%	(6,933)	35,086	(119.8)%
Income tax	(1,828)	17,035	(110.7)%	174	57,015	(99.7)%
Profit for the period	(14,850)	16,178	(191.8)%	(6,759)	92,101	(107.3)%

Statement of Cashflows
$ thousands		4Q25	4Q24	Chg %	12M25	12M24	Chg %
Cash flows from operating activities:
Profit from operations		(14,850)	16,178	(191.8)%	(6,759)	92,101	(107.3)%
Adjustments for:
Income tax (benefit) / expense		1,828	(17,035)	(110.7)%	(174)	(57,015)	(99.7)%
Depreciation		51,523	54,998	(6.3)%	195,755	223,843	(12.5)%
Amortization		1,336	545	145.1%	2,816	2,314	21.7%
Depreciation of right of use assets		14,050	13,740	2.3%	72,897	77,867	(6.4)%
Gain from disposal of farmland and other assets		—	—	n . a	—	(6,050)	(100.0)%
Loss / (gain) from disposal of other property items		(2,631)	2,886	(191.2)%	(4,254)	2,408	(276.7)%
Impairment due to fire		(4,395)	223	(191.2)%	(4,395)	14,259	(130.8)%
Equity settled shared-based compensation granted		316	1,599	(80.2)%	11,896	6,680	78.1%
Loss / (gain) from derivative financial instruments and forwards		1,970	1,965	0.3%	(2,857)	(1,153)	147.8%
Interest and other expense , net		25,194	9,430	167.2%	89,757	68,315	31.4%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		8,215	24,205	(66.1)%	(13,427)	18,301	(173.4)%
Changes in net realizable value of agricultural produce after harvest (unrealized)		7,496	5,493	36.5%	(876)	7,327	(112.0)%
Provision and allowances		3,998	173	2,211.0%	3,827	(1,820)	(310.3)%
Net gain from fair value adjustment of Investment property		302	891	(66.1)%	(3,312)	23,375	(114.2)%
Tax credit recognized		(2,012)	(19,486)	(89.7)%	(6,144)	(19,486)	(68.5)%
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items		3,180	(4,332)	(173.4)%	9,209	(2,421)	(480.4)%
Foreign exchange gains, net		6,497	32,518	(80.0)%	(5,826)	37,569	(115.5)%
Cash flow hedge – transfer from equity		—	426	(100.0)%	—	28,650	(100.0)%
Subtotal		102,017	124,417	(18.0)%	338,133	515,064	(34.4)%

Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables		18,658	82,693	(77.4)%	(57,221)	(68,299)	(16.2)%
(Increase)/Decrease in inventories		147,340	114,168	29.1%	43,615	3,089	1,311.9%
(Increase)/Decrease in biological assets		(88,036)	(103,210)	(14.7)%	(17,783)	(38,861)	(54.2)%
(Increase)/Decrease in other assets		(22)	(1,680)	(98.7)%	240	(2,054)	(111.7)%
(Increase)/Decrease in derivatives financial instruments		8,377	1,349	521.0%	3,779	21,820	(82.7)%
(Increase)/Decrease in trade and other payables		(15,555)	(51,283)	(69.7)%	(3,053)	(100,346)	(97.0)%
(Increase)/Decrease in payroll and social securities liabilities		(4,560)	(877)	420.0%	2,137	4,093	(47.8)%
(Increase)/Decrease in provisions for other liabilities		1,170	209	459.8%	1,085	1,110	(2.3)%
Cash generated in operations		169,389	165,786	2.2%	310,932	335,616	(7.4)%
Income taxes paid		438	(2,322)	(118.9)%	(2,414)	(7,285)	(66.9)%
Net cash generated from operating activities	(a)	169,827	163,464	3.9%	308,518	328,331	(6.0)%

Statement of Cashflows
$ thousands		4Q25	4Q24	Chg %	12M25	12M24	Chg %
Cash flows from investing activities
Acquisition of business, net of cash acquired		(676,018)	(261)	258910.7%	(676,018)	(16,184)	4077.1%
Purchases of property, plant and equipment		(74,229)	(57,058)	30.1%	(264,120)	(260,211)	1.5%
Purchase of cattle and non current biological assets planting cost		(1)	(483)	(99.8)%	(139)	(1,928)	(92.8)%
Purchases of intangible assets		(799)	(171)	367.3%	(2,043)	(1,190)	71.7%
Interest received		15,898	1,351	1076.8%	28,829	7,847	267.4%
Proceeds from sale of property, plant and equipment		3,358	1,442	132.9%	4,674	2,332	100.4%
Proceeds from sale of farmlands		—	—	n . a	3,292	23,259	(85.8)%
Advance payments for acquisition of joint venture		96,000	—	n . a	—	—	n . a
Acquisition of short term	(b)	(209,221)	(14,175)	1376.0%	(312,996)	(47,886)	553.6%
Dispositions of short term investment		184,597	(15,155)	(1318.1)%	295,577	62,396	373.7%
Net cash used in investing activities	(c)	(660,415)	(84,510)	681.5%	(922,944)	(231,565)	298.6%

Cash flows from financing activities
Proceeds from EQ settled share-based compensation exercise		—	1	(100.0)%	45	99	(54.5)%
Proceeds from issuance of shares net of transaction costs		303,687	—	n . a	303,687	—	n . a
Interest paid	(d)	(3,782)	(5,565)	(32.0)%	(48,712)	(24,629)	97.8%
Proceeds from long-term borrowings		317,984	32,163	888.7%	870,606	126,757	586.8%
Payment of long-term borrowings		(13,665)	(9,022)	51.5%	(213,936)	(105,749)	102.3%
Proceeds from short-term borrowings		66,978	79,965	(16.2)%	279,900	169,901	64.7%
Payment of short-term borrowings		(101,641)	(118,287)	(14.1)%	(256,340)	(239,947)	6.8%
Payment of derivatives financial instruments		(89)	1,250	(107.1)%	(226)	669	(133.8)%
Lease Payments		(18,843)	(17,722)	6.3%	(103,945)	(98,478)	5.6%
Purchase of own shares		—	(8,608)	(100.0)%	(10,210)	(66,887)	(84.7)%
Dividends paid to non-controlling interest		(95)	(360)	(73.6)%	(95)	(736)	(87.1)%
Dividends to shareholders		(17,500)	(17,500)	—%	(35,000)	(35,000)	—%
Net cash used in financing activities	(e)	533,034	(63,685)	(937.0)%	785,774	(274,000)	(386.8)%
Net increase / (decrease) in cash and cash equivalents		42,446	15,269	178.0%	171,348	(177,234)	(196.7)%
Cash and cash equivalents at beginning of year		339,998	198,255	71.5%	211,244	339,781	(37.8)%
Exchange gains on cash and cash equivalents	(f)	706	(2,280)	(131.0)%	558	48,697	(98.9)%
Cash and cash equivalents at end of year		383,150	211,244	81.4%	383,150	211,244	81.4%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		4Q25	4Q24	12M25	12M24
Operating activities	(a)	(2,340)	(35,553)	8,629	(102,797)
Acquisition of short term investment	(b)	3,470	(2,034)	1,827	(2,034)
Investing activities	(c)	(3,254)	721	(3,466)	(7,168)
Interest paid	(d)	4,953	1,966	(1,433)	9,395
Financing activities	(e)	5,765	28,929	(2,624)	71,386
Exchange rate changes and inflation on cash and cash equivalents	(f)	(171)	5,903	(2,539)	38,579
(*) Includes 5,890 in 2024 related to gains on bond arbitrage transactions (238 in 2024) of which the combined effect of IAS 29 and 21 of the Argentine subsidiaries is 8 for 2024 and (105) in 2023.

Statement of Financial position
$ thousands	12M25	12M24	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	3,010,351	1,548,589	94.4%
Right of use assets	388,993	373,846	4.1%
Investment property	24,037	33,542	(28.3)%
Intangible assets, net	253,875	37,231	581.9%
Biological assets	40,488	43,418	(6.7)%
Deferred income tax assets	23,722	15,507	53.0%
Trade and other receivables, net	82,889	38,510	115.2%
Derivative financial instruments	1,888	5,482	(65.6)%
Other Assets	3,459	3,761	(8.0)%
Total Non-Current Assets	3,829,702	2,099,886	82.4%
Current Assets
Biological assets	274,256	250,527	9.5%
Inventories	306,271	289,664	5.7%
Trade and other receivables, net	364,350	213,356	70.8%
Derivative financial instruments	1,243	4,114	(69.8)%
Short-term investment	89,826	46,097	94.9%
Cash and cash equivalents	383,150	211,244	81.4%
Total Current Assets	1,419,096	1,015,002	39.8%
TOTAL ASSETS	5,248,798	3,114,888	68.5%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	221,808	167,073	32.8%
Share premium	876,091	659,399	32.9%
Cumulative translation adjustment	(426,225)	(413,757)	3.0%
Equity-settled compensation	11,358	17,264	(34.2)%
Other reserves	153,237	151,261	1.3%
Treasury shares	(7,940)	(16,989)	(53.3)%
Revaluation surplus	275,709	245,261	12.4%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	509,730	518,064	(1.6)%
Equity attributable to equity holders of the parent	1,655,342	1,369,150	20.9%
Non controlling interest	136,949	38,951	251.6%
TOTAL SHAREHOLDERS EQUITY	1,792,291	1,408,101	27.3%
LIABILITIES
Non-Current Liabilities
Trade and other payables	700	767	(8.7)%
Borrowings	1,379,921	680,005	102.9%
Lease liabilities	296,643	287,679	3.1%
Deferred income tax liabilities	728,634	330,336	120.6%
Payrroll and Social liabilities	567	1,454	(61.0)%
Derivatives financial instruments	1,271	3,983	n. a
Provisions for other liabilities	22,269	2,244	892.4%
Total Non-Current Liabilities	2,430,005	1,306,468	86.0%
Current Liabilities
Trade and other payables	673,160	206,907	225.3%
Current income tax liabilities	31,921	3,471	819.6%
Payrroll and Social liabilities	38,782	32,735	18.5%
Borrowings	213,088	99,551	114.0%
Lease liabilities	59,959	54,351	10.3%
Derivative financial instruments	4,123	1,796	129.6%
Provisions for other liabilities	5,469	1,508	262.7%
Total Current Liabilities	1,026,502	400,319	156.4%
TOTAL LIABILITIES	3,456,507	1,706,787	102.5%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	5,248,798	3,114,888	68.5%